UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

30 April 2014
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

N      E      W      S                R      E      L      E      A      E

30 April 2014

CRH plc

INTERIM MANAGEMENT STATEMENT
NOTIFICATION

CRH plc will issue an interim management statement at 7:00 a.m. GMT on Wednesday 7 May 2014.

CRH plc will host an analysts' conference call at 8:00 a.m. GMT on Wednesday 7 May 2014 to discuss the statement.

To register in advance for the conference call please log on to: https://jsp.premiereglobal.ie/webrsvp/register?conf_id=8550568 where you will be asked to enter your name, email, company and telephone number. You shall then receive a confirmation code and list of dial in numbers for the call and further dial in instructions.

Alternatively, dial +353(0)1 2476528 on the day and enter passcode 8550568.

A recording of this conference call will be available until 5 June 2014 by dialing +353 (0)1 4860902. The security code for the replay shall be 8550568.

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CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

CRH public limited company
(Registrant)

Date: 30 April 2014

By:___/s/Maeve Carton___
M. Carton
Finance Director